UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

DepoMed, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

249908-10-4

(CUSIP Number)

Arlene Fong

VP, Finance and Secretary

Biovail Laboratories International SRL

Chelston Park, Building 2

Collymore Rock

St. Michael, Barbados, West Indies

Tel: (246) 437-7080

Fax: (246) 437-7085

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908-10-4

(1)	Name of Reporting Persons Biovail Laboratories International SRL I.R.S. Identification Nos. of Above Persons (Entities Only) BLS-98-0447323

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒

(6)	Citizenship or Place of Organization Barbados, West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,364,987**

	(8)	Shared Voting Power None

	(9)	Sole Dispositive Power 2,364,987**

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,987**

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 4.9%**

(14)	Type of Reporting Person (See Instructions) CO

** Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and based on the number of outstanding shares of common stock, no par value (“Common Stock”) of DepoMed, Inc. (“DepoMed”) on August 5, 2008 (as reported in the Quarterly Report on Form 10-Q of DepoMed for the quarterly period ended June 30, 2008).  The information set forth in line items 7, 9, 11 and 13 includes 2,465,878 shares of Common Stock acquired by Biovail Laboratories International SRL (“Biovail Laboratories”) pursuant to a Stock Purchase Agreement dated May 28, 2002, 1,626,154 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated April 21, 2003, 150,000 shares of Common Stock acquired by Biovail Laboratories on May 2, 2006 pursuant to the partial exercise of the Warrant (as such term is defined in Amendment No. 1) and 160,476 shares of Common Stock acquired by Biovail Laboratories on April 11, 2008 pursuant to the cashless exercise of the remainder of the Warrant, less 1,195,636 shares of Common Stock sold by Biovail Laboratories between August 12, 2008 and August 27, 2008 and 841,885 shares of Common Stock sold by Biovail Laboratories between August 28, 2008 and September 12, 2008.  Biovail Laboratories is a wholly-owned subsidiary of Biovail Corporation.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 25, 2002, as amended and supplemented by Amendment No. 1 filed on May 2, 2003, Amendment No. 2 filed on April 11, 2008 and Amendment No. 3 filed on August 28, 2008 (as so amended, the “Schedule 13D”), by Biovail Laboratories with respect to Common Stock of DepoMed.  Unless otherwise indicated herein, all items in the Schedule 13D not amended hereby remain in full force and effect.  Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to such terms in the Schedule 13D.

As described in Item 3 to Amendment No. 1 to this Schedule 13D, Biovail Laboratories and certain other parties have severally, but not jointly, covenanted with DepoMed to vote all shares of voting stock of DepoMed owned or controlled by each such party in favor of two persons to be nominated by certain Purchasers to serve as members of the board of directors of DepoMed, provided certain conditions are met (the “Voting Commitments”).  As of the date hereof, sufficient information is not publicly available in order to determine the number of shares of Common Stock of DepoMed beneficially owned collectively by Biovail Laboratories and all such other parties which are subject to a Voting Commitment.  As a result of the Voting Commitments, Biovail Laboratories and the other parties subject to Voting Commitments may be deemed to constitute a “group” for the purposes of Section 13(d) of the Exchange Act.  Biovail Laboratories expressly disclaims that it is a member of a “group” with respect to such securities.  The filing of this Amendment No. 4 to the Schedule 13D shall not be construed as an admission that Biovail Laboratories and Biovail Corporation are, for purposes of Sections 13(d) of the Exchange Act or otherwise, the beneficial owners of any securities of DepoMed other than the 2,364,987 shares of Common Stock identified above and Biovail Laboratories and/or Biovail Corporation expressly disclaim any beneficial ownership of any securities of DepoMed other than the 2,364,987 shares of Common Stock identified above.

Item 1.	Security and Issuer
No change.

Item 2.	Identity and Background

The following hereby amends and restates only the fifth, sixth and seventh paragraphs (including Appendix A referred to therein) of Item 2:

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and each director of Biovail Laboratories and each executive officer and each director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Biovail Laboratories has not, and to the best of Biovail Laboratories’ knowledge, the persons set forth on Appendix A hereto have not, during the last five years preceding the date of the transactions described in this Amendment No. 4, (i) been convicted in a criminal  proceeding (excluding traffic violations or similar misdemeanors) or (ii) been parties to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Biovail Corporation has not, and to the best of Biovail Corporation’s knowledge, the persons set forth on Appendix A hereto have not, during the last five years preceding the date of the transactions described in this Amendment No. 4, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration
No change.

Item 4.	Purpose of Transaction
No change.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following:

(a)                                 Based on public filings of DepoMed, Biovail Laboratories believes it is the beneficial owner of 2,364,987 shares of Common Stock or 4.9% of the outstanding shares of Common Stock (determined in accordance with Rule 13d-3 under the Exchange Act and based on the number of outstanding shares of Common Stock of DepoMed on August 5, 2008, as reported in the Quarterly Report on Form 10-Q of DepoMed for the quarterly period ended June 30, 2008).

This number of shares and percentage of shares outstanding includes 2,465,878 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated May 28, 2002, 1,626,154 shares of Common Stock acquired by Biovail Laboratories pursuant to a Stock Purchase Agreement dated April 21, 2003, 150,000 shares of Common Stock acquired by Biovail Laboratories on May 2, 2006 pursuant to the partial exercise of the Warrant and 160,476 shares of Common Stock acquired by Biovail Laboratories on April 11, 2008 pursuant to the cashless exercise of the remainder of the Warrant, less 1,195,636 shares of Common Stock sold by Biovail Laboratories between 12 August, 2008 and 27 August, 2008 and 841,885 shares of Common Stock sold by Biovail Laboratories between 28 August 2008 and 12 September 2008.

The information contained in Item 2 (as amended herein) and Item 3 of this Schedule 13D is hereby incorporated by reference herein.

(b)                                 Biovail Laboratories has the sole power to vote and the sole power to dispose of all such shares referred to in (a) above.

(c)                                  Since the most recent filing on Schedule 13D by Biovail Laboratories, Biovail Laboratories has made sales of shares of Common Stock as set forth in the table below:

Sale Date	No. of Shares Sold	Average Sale Price per Share ($)	Where Transaction Was Effected
8/28/2008	106,600	4.3374	Nasdaq
8/29/2008	84,100	4.3571	Nasdaq
9/2/2008	67,448	4.3105	Nasdaq
9/3/2008	131,601	4.3310	Nasdaq
9/4/2008	67,800	4.2811	Nasdaq
9/5/2008	88,756	4.2691	Nasdaq
9/8/2008	115,800	4.2714	Nasdaq
9/9/2008	71,000	4.2808	Nasdaq
9/10/2008	40,910	4.2558	Nasdaq
9/11/2008	2,380	4.2649	Nasdaq
9/12/2008	65,490	4.2611	Nasdaq

(d) N/A. (e) September 12, 2008
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
No change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2008

Biovail Laboratories International SRL
	by	/s/ Arlene Fong
		Name:	Arlene Fong
		Title:	VP Finance and Secretary

APPENDIX A

The tables below set forth with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Executive Officers and Directors of Biovail Laboratories International SRL (“BLS”)

(a) Name

(b) Residence or Business Address

(c) Present Occupation

(d) Citizenship

William (Bill) Wells Director President	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	Director and President of BLS and Director and CEO of Biovail Corporation	USA

Michel Chouinard Director Chief Operating Officer	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	Director and Chief Operating Officer of BLS	Canadian

Arlene Fong Director VP, Finance and Secretary	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	Director and VP, Finance and Secretary of BLS	Canadian

Wendy Kelley Director	90 Forest Hill Road Toronto, Ontario M4V 2L5	SVP, General Counsel and Corporate Secretary of Biovail Corporation	Canadian

Ralph Taylor Director	Lot 12 Calijanda, Westmoreland St. James, Barbados	Chairman and Managing Director of Almond Beach Village	Barbados

Sir Louis Tull Director	Cottage Heights St. George, Barbados	Retired	Barbados

Jean-Luc Martre VP, Commercial Operations	Chelston Park, Building 2, Ground Floor Collymore Rock, St. Michael Barbados, West Indies	VP, Commercial Operations of BLS	Canadian

Executive Officers and Directors of Biovail Corporation

(a) Name	(b) Residence or Business Address	(c) Present Occupation	(d) Citizenship
Douglas Squires Chairman	3540 Aquetong Road Carversville, Pennsylvania 18913	Chairman of the Board of Directors of Biovail Corporation	Canadian

William (Bill) Wells Director CEO	Chelston Park, Building 2, Ground Floor Collymore Rock,	CEO of Biovail Corporation and President of BLS	USA
St. Michael
Barbados, West Indies

Larry Paul	10940 Wilshire Boulevard	Manager Partner,	USA
Director	Suite 600	Laurel-Crown Partners LLC
Los Angeles, California 90024

Michael Van Every	Wyndstone Farm	Retired	Canadian
Director	5235 16th Sideroad
Nobleton, Ontario L0G 1N0

Lloyd Segal	7150 Alexander-Fleming	Chief Executive Officer,	Canadian
Director	Ville St. Laurent, Quebec H4S 2C8	Thallion Pharmaceuticals Inc.

Serge Gouin Director	612 Saint-Jacques St. Montreal, Quebec H3C 4M8	Chairman of Quebecor Media Inc.	Canadian

David Laidley	1 Place Ville Marie, Suite 3000	Retired	Canadian
Director	Montreal, Quebec H3B 4T9

J. Spencer Lanthier	60 St. Clair Ave. East, Suite 209	Retired	Canadian
Director	Toronto, Ontario M4T 1N5

Mark Parrish Director	9109 Eversole Run Rd. Powell, OH 43065	President of International Association of Pharmaceutical Wholesalers and Senior Adviser, Frazer Healthcare Ventures	USA

Robert N. Power Director	24 Fox Ridge Dr. Malvern, PA 19355	Retired	USA

Peggy Mulligan Chief Financial Officer	259 Indian Valley Trail Mississauga, Ontario L5G 2K7	Chief Financial Officer of Biovail Corporation	Canadian

Mark Durham SVP, Corporate Human Resources and Information Technology	75 Prospect Street Madison, New Jersey 07490	SVP, Corporate Human Resources and Information Technology of Biovail Corporation	Canadian

(a) Name	(b) Residence or Business Address	(c) Present Occupation	(d) Citizenship
Gilbert Godin EVP, Chief Operating Officer	869 Goshen Road Newton Square, Pennsylvania 19073	EVP, Chief Operating Officer of Biovail Corporation	Canadian

Wendy Kelley SVP, General Counsel and Corporate Secretary	90 Forest Hill Road Toronto, Ontario M4V 2L5	SVP, General Counsel and Corporate Secretary of Biovail Corporation	Canadian

Greg Gubitz SVP, Corporate Development	17474 Humber Station Road Caledon, Ontario L7E 0Z2	SVP, Corporate Development of Biovail Corporation	Canadian